A.G.P./Alliance Global Partners

590 Madison Avenue, 28th Floor

New York, NY 10022

October 14, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Janice Adeloye

Re:	Cosmos Holdings Inc.
Registration Statement on Form S-1
Filed September 19, 2022, as amended
File No. 333-267505

Acceleration Request
Requested Date: October 14, 2022
Requested Time: 5:00 p.m., Eastern Time

Dear Ms. Adeloye:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), A.G.P./Alliance Global Partners, as sole placement agent, hereby joins Cosmos Holdings Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-267505) (the “Registration Statement”) to become effective on October 14, 2022, at 5:00 p.m., Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We will comply, and have been informed by the participating underwriters that they will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

A.G.P./ALLIANCE GLOBAL PARTNERS

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director

cc:	Ballard Spahr LLP
Davidoff Hutcher & Citron LLP

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